SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13E-3
                Rule 13e-3 Transaction Statement
    (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                          (Amendment No. 1)
                          Acap Corporation
                        (Name of the Issuer)

                          Acap Corporation
                (Name of Persons Filing Statement)

                   Common Stock, $.10 par value
                  (Title of Class of Securities)

                          004290-20-1
               (CUSIP Number of Class of Securities)

                          William F. Guest
                          Acap Corporation
                    10555 Richmond Ave., 2nd Floor
                          Houston, TX 77042
                      (713) 974-2242 ext. 333
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [  ]  The filing of a registration statement under the Securities Act of 1933.
c. [  ]   A tender offer.
d. [  ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the
results of the transaction: [   ]

Transaction valuation*                     Amount of filing fee
        $205,155                                  $16.60

* The transaction value is calculated based on $485 per share to be paid for an estimated 423 pre-reverse stock split shares in lieu of the fractional shares expected to be created by the Rule 13e-3 transaction. The filing fee is .00008090 times the transaction value.

[X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid: $17.68
Form or Registration No.: Schedule 13E-3 (file no. 5-49858)
Filing Party: Acap Corporation
Date Filed:  March 24, 2003

Item 1.  Summary Term Sheet.

The information set forth in the Information Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) - (d) The information set forth in the Information Statement under the caption "INTRODUCTORY STATEMENT" is incorporated herein by reference.

(e) - (f)  None.

Item 3.  Identity and Background of Filing Person.

(a) - (c) The filing person is the subject corporation. With respect to the persons specified in Instruction C, the information set forth in the Information Statement under the caption "OTHER INFORMATION - Information Regarding Directors, Executive Officers, and InsCap" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) The information set forth in the Information Statement under the caption "TERMS OF THE TRANSACTION" is incorporated herein by reference.

(b) - (c)  None.

(d) The information set forth in the Information Statement under the caption "OTHER INFORMATION - Lack of Appraisal Rights" is incorporated herein by reference.

(e) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

(f)  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations, and Agreements.

(a) - (c), (e)  None.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Effects of the Reverse Stock Split" is incorporated herein by reference.

(c)(1) - (8) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Effects of the Reverse Stock Split" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons, and Effects.

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(a)  The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Purposes of the Reverse Stock Split" is incorporated herein by reference.

(b) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Alternatives Considered" is incorporated herein by reference.

(c) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Reasons for the Reverse Stock Split" is incorporated herein by reference.

(d) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Effects of the Reverse Stock Split" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a) - (f) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals, and Negotiations.

(a) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

(b) - (c)  Not applicable.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a) The information set forth in the Information Statement under the caption "OTHER INFORMATION - Source and Amount of Funds" is incorporated herein by reference.

(b)  Not applicable.

(c) The information set forth in the Information Statement under the caption "OTHER INFORMATION - Source and Amount of Funds" is incorporated herein by reference.

(d)  Not applicable.

Item 11.  Interest in Securities of the Subject Company.

(a) The information set forth in the Information Statement under the caption "OTHER INFORMATION - Interest in Securities of the Company" is incorporated herein by reference.

(b)  None.

Item 12.  The Solicitation or Recommendation.

(d) - (e)  Not applicable.

Item 13.  Financial Statements.

(a)(1) The financial statement information contained in the Annual Report filed as an exhibit to the Company's Form 10-KSB as of December 31, 2002 is incorporated herein by reference.

(a)(2)  Not applicable.

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(a)(3) - (4)  The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Effects of the Reverse Stock Split" is incorporated herein by reference.

(b) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Effects of the Reverse Stock Split" is incorporated herein by reference.

(c) The information set forth in the Information Statement under the caption "OTHER INFORMATION - Financial Information and Incorporation by Reference" is incorporated herein by reference.

Item 14.  Persons / Assets Retained, Employed, Compensated, or Used.

(a) - (b)  None.

Item 15.  Additional Information.

(b) The information set forth in the Information Statement is incorporated herein by reference.

Item 16.  Exhibits.

(a) Preliminary Information Statement of Acap Corporation filed April 10, 2003 is incorporated herein by reference.

(b) - (d)  Not applicable.

(f) - (h)  Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ACAP CORPORATION

By:  /s/ William F. Guest
     --------------------
     William F. Guest
     President

Dated:  April 10, 2003

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